
exact Rx
Jaime Smith
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Patients
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Predicted complications
10%
Length of stay
6 days
Readmission risk
5%
Risk factors
Predicted complications over time
Recommendations

INVEST IN **EXACTRX**

The Intelligence Layer for Modern Surgery Centers

exactrx.ai New York, NY Technology Healthcare SaaS

Highlights

1. Up to 3% point drop in cancellations/delays, recovering up to $300K/year for surgical centers

2. Fast Company's World Changing Ideas 2024

3. National Science Foundation's Innovation Corps Endorsement

4. 200+ Ambulatory Surgery Centers in pipeline

5. NYC Economic Development Corp & Company Ventures Boost Founder Fellowship Spring 2024 Cohort

6. Femovate by Guidea UX Scholarship

7. Member of: NVIDIA Inception Program, ARPA-H Investor Catalyst Hub, UCSD Med Tech Accelerator

8. Business Worldwide Magazine 20 Most Innovative Companies to Watch 2023

Our Team



Athena Doshi   Founder / CEO

2x healthcare founder, Director of Enterprise Sales at Series A Health IT platform, Product at Omada Health, and Clinical Operations at Heartbeat Health, published researcher with the American College of Cardiology



Ellard Matthew Cua Li   CTO

15+ years of engineering management and software development experience at companies like Omada Health and WePay, with expertise in back-end and API development



Dr. Jan Krumsiek, PhD   Head of AI

AI/ML Engineer, data scientist, and foremost researcher in metabolomics and multi-omics data analysis, specializing in inferring metabolic networks. Dr. Krumsiek is also the principal investigator of the Krumsiek Lab at Weill Cornell Medicine

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Building Intelligent Surgery Centers

Building Intelligent Surgery Centers

Outpatient surgical facilities - 26,000 in the US alone - lose $46B annually due at pre-op alone due to documentation errors. Current medical workflows rely on manual phone calls, paper forms, and repetitive data entry, forcing clinicians to spend hours chasing lab results, medical records, clearances, and insurance authorizations.

At ExactRx, we have created a localized clinical AI that can operate without WiFi and wrapped it in an application that generates revenue for surgical facilities. By automating pre-op, we reduce day of delays and cancellations while giving clinicians back valuable time. Our platform helps surgery centers prevent costly cancellations, recovering up to $300,000 in lost revenue each year while streamlining critical medical workflows.

In an IT market for Ambulatory Surgery Centers projected to reach over $700 billion by 2025, our AI architecture stands unique. We've built a specialized recommendation engine and machine learning prediction models that can function independently of internet connectivity, addressing critical concerns about data breaches and patient privacy. This means we can provide intelligent, context-aware insights without the risks associated with traditional cloud-based AI solutions.

By reducing day-of cancellations by even 3% points, we save 30 minutes of preparation time per case and generate $300,000 in recovered revenue, we're helping surgery centers maximize their most valuable resources: time, revenue, and patient care.



exact Rx

The intelligence layer for modern surgery centers

FAST COMPANY World Changing Ideas 2024

MASSCHALLENGE

NSF National Science Foundation

Preventing $13.2B lost annually to surgical cancellations

[redacted]

Recognition

Recognized Excellence

ARPA-H Investor Catalyst Hub — PART OF THE ARPANET-H HEALTH INNOVATION NETWORK

NVIDIA INCEPTION PROGRAM

MASSCHALLENGE

FAST COMPANY — World Changing Ideas 2024

05-16-2024 | WORLD CHANGING IDEAS

4 student-led projects that aim to change the world beyond the classroom

Forbes — Guidea Donates UX To 30 Startup FemTech Companies

GUIDEA

Avenue Z — 13 Women-Led Companies to Watch this NY Tech Week

BUSINESS WORLDWIDE — 20 Most Innovative COMPANIES TO WATCH 2023

NSF

hlth.

UC San Diego

NYC /EDC

THE LEADERSHIP TEAM



Athena Doshi
Chief Executive Officer

- 2x healthcare founder, prior exit
- Product Manager at Omada Health
- Clinical Research Lead at Heartbeat Health
- Biomedical Researcher, Sanford Consortium of Regenerative Medicine

omada | Sanford Consortium



Ellard Li
Chief Technology Officer

- 15+ years software engineering experience
- Quality / Process Improvement Lead at CourseHero and WePay
- Engineering Manager at Omada Health

omada | Course Hero



Joanna Flores
Head of Operations

- 8+ years in clinical operations at Weill Cornell ER, ICUs, in-patient, outpatient
- Simulation technology at NYU and Weill Cornell
- Team lead in NIH sponsored research at Weill Cornell Medicine

NYU Langone Health | LOYOLA



Dr. Jan Krumsiek, PhD
Head of AI

- Associate Professor, Computational Biology at Weill Cornell Medicine
- Principal Investigator, The Krumsiek Lab
- Co-Founder, Iollo (YC Backed)
- 115 peer-reviewed publications



Dr. Gina Cocos, PharmD
Clinical Product Owner

- Doctorate in Pharmacy, UCSF
- Acute Care Infectious Disease, UCLA Health
- Acute Care Cardiology, U.S. Department of Veterans Affairs
- Pharmacy Administration, CHLA
- APPE Pharmacist, Cedar- Sinai

UCSF | Cedars Sinai

THE FULL TEAM



Dr. Joseph Scarpa, MD PhD



Dr. Adriana Posada, MD



Dr. Jana Goldberg, MD FACC



Dr. Craig Cohen, MD



Dr. Vinita Speir, MD

Advisor, Anesthesiology	Advisor, Anesthesiology	Advisor, Cardiology	Advisor, OBGYN	Advisor, OBGYN







Sandy Babey	Patricia Bradley	Dr. Franklin Schuling
Commercialization Advisor	Commercialization Advisor	Technical Advisor

Problem

Every day, surgical centers lose $4,000 per hour due to preventable day-of-delays and cancellations


Salt Lake City Anesthesiologist
I think I've cancelled 4 cases already today because people can't not eat
NYC Anesthesiologist - Large Health System
Just canceled a case because METs<4 and didn't do pharmacological stress testing before surgery.
Jan Krumsiek:
!!
There it is. Thanks a lot for all the insights
[...]
For your patient, who should have done this prior to surgery? I'm assuming the pt only ended up on your radar today, or very recently?
NYC Anesthesiologist
Yesterday 5pm. Surgery dropped the ball, our preop folks didn't catch the error

72% OF SURGICAL CENTERS PREP PATIENTS MANUALLY

60% OF OUTPATIENT SURGERY CANCELLATIONS ARE PREVENTABLE

$1.4M REVENUE LOST PER OUTPATIENT SURGERY CENTER ANNUALLY

Healthcare is at a breaking point.
With growing clinician shortages and rising costs, centers can't afford these losses.

Solution | The Product

ExactRx 3:30:300K

An automated pre-op preparation platform

- Cuts day-of cancellations by <3%
- Reduces surgical prep time by ~30 minutes per case
- Recovers >$300K in annual revenue per facility


exact Rx
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Zuzanna Barke
Smith, Cindy
DOB 11/10/1949 Record # 4564852 Procedure date 04/03/2025
Pre-op checklist Total knee arthroplasty
18 Tasks
Today, February 20th.
Begin prehabilitation exercises
Schedule consultations with orthopedic, cardiology, and anesthesia teams
Monday, February 21st.
Review dietary needs with dietitian
Establish smoking/alcohol cessation plan
Thursday, February 24th.
Order baseline labs for blood count, electrolytes, renal function, and coagulation profile
Review DVT prevention plan
Sunday, March 6th.
Monitor blood pressure at home and log readings
Optimize diabetes management
Confirm and adjust anticoagulation plan
February 2025
March

Solution | Our Secret Sauce

How ExactRx generates $300K each year for surgical centers

Create A Case | Gather Patient Information | Automate Pre-Op Preparation



New Surgical Case
HIPAA COMPLIANT
History & Physical
Context-Aware Insights
NLP-Ready Guidelines
Pre-operative Requirements

American Society of Anesthesiologists

CDC

Powered by the first clinical LLM that operates without the need of WiFi

ACS American College of Surgeons

Solution

We deliver healthcare that doesn't break.

ExactRx taps into the IT services in Ambulatory Surgery Centers (ASCs) market that's projected to reach **$700B+** by 2035.

ExactRx Advantages

- ✓ Offline-First AI
- ✓ Pre-Op Automation
- ✓ Full Workflow Integration
- ✓ Cross-Facility Insights
- ✓ Technology applicable across entire clinical workflow

Market Competition

Care.AI & Masimo

- Cloud-based only
- Limited to monitoring
- No workflow automation

One Mnet & Clew

- Basic patient engagement
- No AI capabilities
- Single-function tools

Market Validation

- Patent-pending offline AI technology (No. 63/743,985)
- One-time integration, lifetime benefits
- 7-figure acquisition offer received
- Deep integration creates high switching costs

Traction

Path to $1B Valuation

$10K	$30K	$300K	9,450
Base License	Success Fees	Customer Value	Target ASCs

Phase 1: Core ASC Product (Now) **$94.5M Market**

- 9,450 ASCs × $10K license
- 30x ROI for customers
- Starting with orthopedics (2,835
- 30-60 day sales cycle

2025: ASC Market Entry

- 50 orthopedic ASCs live
- Multi-state presence
- Proven 30:30:3000 model
- Network data insights
- Initial strategic partnerships
- Established sales pipeline

2026-2027: Hospital Network Entry

- 300 ASCs + Hospital Networks
- Value-based pricing model
- Major health system pilots
- Expanded clinical workflows
- Cross-facility optimization
- Enhanced data analytics

2028-2029: Platform Scale

- 1,000+ facilities on platform
- Network effect acceleration
- Full workflow optimization
- Platform ecosystem growth
- Data insights marketplace
- Predictive analytics launch

ASCs)

Current Traction

200+ ASCs in Sales Pipeline	**30-60** Day Sales Cycle
2 TX ASCs for Q2 Launch	**85%** Gross Margin

2030: Market Leadership

- 3,000+ facilities on platform
- Full specialty coverage
- Industry standard for surgical care
- Comprehensive data platform
- AI-driven clinical insights
- Category leadership

85% Gross Margin	**100%+** YoY Growth	**30x** Customer ROI	**9,450** ASC Market Size

Future projections are not guaranteed.